Exhibit 99.2

Reference Data
（FY2005）

Daiichi-Sankyo

DAIICHISANKYO CO., LTD.

http:// www.daiichisankyo. co.jp

Unit shareholders; Holders of trading lots of shares

	As of March 2006			As of March 2005
	Number of Shareholders	Number of shares		Number of Shareholders	Number of shares
		(million)%			(million)%
Government and Public	1	0	0.0%	1	0	0.0%
Sankyo G				1	0	0.0%
Daiichi G				0	0	0.0%
Financial institutions	185	304	42.9%	243	299	41.3%
Sankyo G				146	189	43.1%
Daiichi G				97	110	38.7%
Securities Companies	44	7	3.8%	65	13	1.8%
Sankyo G				40	8	1.9%
Daiichi G				25	5	1.8%
Corporate investors	635	49	6.7%	710	49	6.9%
Sankyo G				410	25	5.9%
Daiichi G				300	23	8.4%
Foreign investors	569	236	32.8%	872	239	33.0%
Sankyo G				521	143	32.7%
Daiichi G				351	95	33.4%
Individuals	55,244	99	13.9%	50,661	95	13.1%
Sankyo G				34,548	62	14.2%
Daiichi G				16,113	32	11.5%
Treasury stock	1	0	0.0%	2	28	3.9%
Sankyo G				1	9	2.3%
Daiichi G				1	18	6.3%

Total	56,679	733	100.0%	52,554	724	100.0%

*	The number of shares held as of September 30, 2005, is a simple total of the number of trading lots held by both companies on the date of transfer (Sept. 27) multiplied by the transfer ratio; the number of shares held as of March 31, 2005, is a simple total of the number of trading lots held by both companies on March 31. The number of shareholders is a simple total of all holders of stock in both companies.

<Prospective>

Dividend for year		60 yen
Dividend payout ratio		93.1% (Consolidated)
Dividend on equity ratio	(DOE)	3.5%

Difference from estimate

FY2004

	Net sales				Operating income				Ordinary income				Net income
	million yen		change		million yen		change		million yen		change		million yen		change
1st half		449,127		—		74,178		—		76,248		—		48,727		—
Sankyo Group		289,988	Δ	2.2%		49,159	Δ	3.7%		50,073	Δ	1.0%		37,965		59.3%
Daiichi Group		159,139	Δ	2.0%		25,019	Δ	5.4%		26,175	Δ	1.5%		10,762	Δ	29.7%
DAIICHI SANKYO non-consolidated		—		—		—		—		—		—		—		—
2nd half		467,236		—		66,809		—		63,578		—		36,729		—
Sankyo Group		297,842	Δ	0.7%		35,766	Δ	19.6%		32,433	Δ	25.3%		10,317	Δ	47.3%
Daiichi Group		169,394		5.6%		31,043		57.8%		31,145		54.5%		26,412		132.7%
DAIICHI SANKYO non-consolidated		—		—		—		—		—		—		—		—
Full Year		916,364		—		140,988		—		139,826		—		85,457		—
Sankyo Group		587,830	Δ	1.4%		84,925	Δ	11.1%		82,506	Δ	12.2%		48,282		11.2%
Daiichi Group		328,534		1.8%		56,063		21.6%		57,320		22.7%		37,175		39.4%
DAIICHI SANKYO non-consolidated		—		—		—		—		—		—		—		—

FY2005 Estimate (November)

	Net sales				Operating income				Ordinary income				Net income
	million yen		change		million yen		change		million yen		change		million yen		change
1st half		451,808		0.6%		80,345		8.3%		82,642		8.4%		49,450		1.5%
Sankyo Group		286,207	Δ	1.3%		48,101	Δ	2.2%		49,899	Δ	0.3%		31,953	Δ	15.8%
Daiichi Group		165,667		4.1%		31,809		27.1%		32,818		25.4%		17,594		63.5%
DAIICHI SANKYO non-consolidated		816		—		400		—		39		—		23		—
2nd half		448,192	Δ	4.1%		46,655	Δ	30.2%		47,358	Δ	25.5%		21,550	Δ	41.3%
Sankyo Group		278,793	Δ	6.4%		19,899	Δ	44.4%		20,101	Δ	38.0%		9,047	Δ	12.3%
Daiichi Group		169,333	Δ	0.0%		27,191	Δ	12.4%		27,182	Δ	12.7%		15,406	Δ	41.7%
DAIICHI SANKYO non-consolidated		77,184		—		73,600		—		73,961		—		73,977		—
Full Year		900,000	Δ	1.8%		127,000	Δ	9.9%		130,000	Δ	7.0%		71,000	Δ	16.9%
Sankyo Group		565,000	Δ	3.9%		68,000	Δ	19.9%		70,000	Δ	15.2%		41,000	Δ	15.1%
Daiichi Group		335,000		2.0%		59,000		5.2%		60,000		4.7%		33,000	Δ	11.2%
DAIICHI SANKYO non-consolidated		78,000		—		74,000		—		74,000		—		74,000		—

FY2005 Results

	Net sales				Operating income				Ordinary income				Net income
	million yen		change		million yen		change		million yen		change		million yen		change
1st half		451,808		0.6%		80,345		8.3%		82,642		8.4%		49,450		1.5%
Sankyo Group		286,207	Δ	1.3%		48,101	Δ	2.2%		49,899	Δ	0.3%		31,953	Δ	15.8%
Daiichi Group		165,667		4.1%		31,809		27.1%		32,818		25.4%		17,594		63.5%
DAIICHI SANKYO non-consolidated		816		—		400		—		39		—		23		—
2nd half		474,110		1.5%		74,383		11.3%		77,072		21.2%		38,242		4.1%
Sankyo Group		293,742	Δ	1.4%		30,234	Δ	15.5%		32,265	Δ	0.5%		18,674		81.0%
Daiichi Group		180,780		6.7%		44,278		42.6%		45,111		44.8%		19,815	Δ	25.0%
DAIICHI SANKYO non-consolidated		75,840		—		73,548		—		73,552		—		73,522		—
Full Year		925,918		1.0%		154,728		9.7%		159,714		14.2%		87,692		2.6%
Difference from estimate		25,918				27,728				29,714				16,692
increase/decrease vs.FY04		9,554				13,740				19,888				2,235
Sankyo Group (Nov.)		579,949	Δ	1.3%		78,335	Δ	7.8%		82,164	Δ	0.4%		50,627		4.9%
Difference from estimate		14,949				10,335				12,164				9,627
increase/decrease vs.FY04	Δ	7,881			Δ	6,590			Δ	342				2,345
Daiichi Group (Nov.)		346,447		5.5%		76,087		35.7%		77,929		36.0%		37,409		0.6%
Difference from estimate		11,447				17,087				17,929				4,409
increase/decrease vs.FY04		17,913				20,024				20,609				234
DAIICHISANKYO non-consolidated		76,656		—		73,948		—		73,591		—		73,545		—
Difference from estimate	Δ	1,344			Δ	52			Δ	409			Δ	455
increase/decrease vs.FY04		—				—				—				—

Estimate

FY2006 Estimate

	Net sales				Operating income				Ordinary income				Net income
	million yen		change		million yen		change		million yen		change		million yen		change
1st half(Estimate)		470,000		4.0%		55,000	Δ	31.5%		60,000	Δ	27.4%		38,000	Δ	23.2%
2nd half(Estimate)		395,000	Δ	16.7%		53,000	Δ	28.7%		55,000	Δ	28.6%		9,000	Δ	76.5%
Full Year (Estimate)		865,000	Δ	6.6%		108,000	Δ	30.2%		115,000	Δ	28.0%		47,000	Δ	46.4%
increase/decrease vs. FY05	Δ	60,918			Δ	46,728			Δ	44,714			Δ	40,692

Progress of Statement

	FY2004			FY2005 Results						FY2006 (Estimate)
	Full year			1st half			Full year			DAIICHISANKYO
	Total	Sankyo	Daiichi	DS*	Sankyo Group	Daiichi Group	DS	Sankyo Group	Daiichi Group	1st half	Full year
Change	<-0.3>	<-1.4>	<1.8>	<0.6>	<-1.3>	<4.1>	<1.0>	<-1.3>	<5.5>	<4.0>	<-6.6>
Net sales	916,364	587,830	328,534	451,808	286,207	165,667	925,918	579,949	346,447	470,000	865,000
Cost of Sales	314,723	213,889	100,834	141,296	94,770	46,527	290,735	198,263	92,190	133,400	234,200
Cost of Sales ratio	34.3%	36.4%	30.7%	31.3%	33.1%	28.1%	31.4%	34.2%	26.6%	28.4%	27.1%
Selling, General and Administrative	460,651	289,015	171,636	230,166	143,336	87,330	480,454	303,350	178,169	281,600	522,800
SAGA ratio	50.3%	49.2%	52.2%	50.9%	50.1%	52.7%	51.9%	52.3%	51.4%	59.9%	60.4%
R&D expenses	145,200	86,551	57,416	72,528	42,596	30,031	158,716	97,265	61,647	87,000	167,000
R&D expenses ratio	15.8%	14.7%	17.5%	16.1%	14.9%	18.1%	17.1%	16.8%	17.8%	18.5%	19.3%
Change	<-0.5>	<-11.1>	<21.6>	<8.3>	<-2.2>	<27.1>	<9.7>	<-7.8>	<35.7>	<-31.5>	<-30.2>
Operating income	140,988	84,925	56,063	80,345	48,101	31,809	154,728	78,335	76,087	55,000	108,000
/Net sales	15.4%	14.4%	17.1%	17.8%	16.8%	19.2%	16.7%	13.5%	22.0%	11.7%	12.5%
Change	<-0.6>	<-12.2>	<22.7>	<8.4>	<-0.3>	<25.4>	<14.2>	<-0.4>	<36.0>	<-27.4>	<-28.0>
Ordinary income	139,826	82,506	57,320	82,642	49,899	32,818	159,714	82,164	77,929	60,000	115,000
/Net sales	15.3%	14.0%	17.4%	18.3%	17.4%	19.8%	17.2%	14.1%	22.5%	12.8%	13.3%
Change	<22.0>	<-31.0>	<39.4>	<1.5>	<-15.8>	<63.5>	<2.6>	<4.9>	<0.6>	<-23.2>	<-46.4>
Net income	85,457	48,282	37,175	49,450	31,953	17,594	87,692	50,627	37,409	38,000	47,000
/Net sales	9.3%	8.2%	11.3%	10.9%	11.2%	10.6%	9.5%	8.7%	10.8%	8.1%	5.4%

*	DAIICHI SANKYO

Ratio of consolidated

		FY2004	FY2005
			1st half	Estimate(Nov.)	Full year
Net sales	Sankyo G	1.73	1.75	1.83	1.82
	Daiichi G	1.26	1.25	1.25	1.25
Operating income	Sankyo G	1.32	1.43	1.48	1.69
	Daiichi G	1.03	1.08	1.04	1.07
Ordinary income	Sankyo G	1.29	1.42	1.49	1.68
	Daiichi G	1.02	1.05	1.00	1.05
Net income	Sankyo G	1.29	1.78	1.86	2.19
	Daiichi G	1.93	2.36	1.50	1.20

Business Performance

	million yen
	FY2004				FY2005					FY2006 Estimate
	1st half		Full year		1st half		Full year			1st half		Full year
							Estimate (Nov.)		Results
Overseas sales	142,700		284,200		153,600		292,500		307,200	176,300		319,000
Sankyo Group	109,200		215,600		—		—		—	—		—
Daiichi Pharmaceuticals	33,500		68,600		—		—		—	—		—
Overseas/ Net sales	31.8%		31.0%		34.0%		32.5%		33.2%	37.5%		36.9%
Sankyo Group	37.6%		36.7%		—		—		—	—		—
Daiichi Pharmaceuticals	21.1%		20.9%		—		—		—	—		—
Capital expenditure	22,100		42,200		17,800		—		30,100	13,650		27,300
Sankyo Group	16,300		30,000		—		—		—	—		—
Daiichi Pharmaceuticals	5,800		12,200		—		—		—	—		—
Depreciation expense	21,200		44,700		19,500		40,500		44,400	17,800		35,200
Sankyo Group	13,900		28,800		—		—		—	—		—
Daiichi Pharmaceuticals	7,300		15,900		—		—		—	—		—

	FY2004				FY2005					FY2006 Estimate
	1st half		Full year		1st half		Full year
Dividend on equity ratio (DOE)	—		—		1.5%		2.9	%*		3.5%
Sankyo Group	0.9%		2.4%		—		—			—
Daiichi Pharmaceuticals	0.9%		2.4%		—		—			—
Dividend payout ratio	—		—		34.7%		40.5	%*		93.1%
Sankyo Group	17.0%		35.8%		—		—			—
Daiichi Pharmaceuticals	37.4%		29.0%		—		—			—
Return on equity (ROE)	—		—		4.2%		7.3%			3.8%
Sankyo Group	5.5%		6.9%		—		—			—
Daiichi Pharmaceuticals	2.5%		8.5%		—		—			—
Earnings per share (EPS)	—		—		67.5	yen	119.4	yen		64.5	yen
Sankyo Group	88.4	yen	111.8	yen	—		—			—
Daiichi Pharmaceuticals	40.1	yen	138.0	yen	—		—			—
Shareholder’s equity ratio	—		—		77.3%		77.5%
Sankyo Group	74.5%		73.4%		—		—
Daiichi Pharmaceuticals	81.1%		82.1%		—		—
Book value per share (BPS)	—		—		1,610.6	yen	1,696.9	yen
Sankyo Group	1,647.7	yen	1,667.8	yen	—		—
Daiichi Pharmaceuticals	1,582.7	yen	1,670.7	yen	—		—
Number of consolidated subsidiaries	—		—		61		57
Sankyo Group	37		37		—		—
Daiichi Pharmaceuticals	31		31		—		—
Number of employees	19,016		18,777		18,648		18,434
Sankyo Group	11,577		11,444		—		—
Daiichi Pharmaceuticals	7,439		7,333		—		—

Consolidated Segment information - Business

	million yen
	FY2004			FY2005
	1st half	2nd half	Full year	1st half			2nd half			Full year
					Change			Change			Change
Domestic	212,904	220,480	433,384	208,266	Δ	4,638	223,135		+2,655	431,401	Δ	1,983
Overseas	133,269	132,213	265,482	145,253		+11,984	144,277		+12,064	289,530		+24,048
OTC drugs	15,577	14,056	29,633	14,794	Δ	783	13,106	Δ	950	27,900	Δ	1,733
Pharmaceuticals	378,889	387,666	766,555	385,415		+6,526	399,251		+11,585	784,666		+18,111
Other	70,237	79,572	149,809	66,393	Δ	3,844	74,858	Δ	4,714	141,251	Δ	8,558
Consolidated Sales	449,127	467,237	916,364	451,808		+2,681	474,110		+6,873	925,918		+9,554
Pharmaceuticals	75,562	66,029	141,591	77,651		+2,089	70,463		+4,434	148,114		+6,523
Other	1,926	4,583	6,509	2,321		+395	3,825	Δ	758	6,146	Δ	363
Consolidated Operating income	74,178	66,810	140,988	80,345		+6,167	74,383		+7,573	154,728		+13,740

Segment information - Area

	million yen
	FY2004					FY2005
	1st half		2nd half	Full year		1st half				2nd half			Full year
								Change			Change			Change
Japan		380,866	390,158		771,024		371,239	Δ	9,627	381,554	Δ	8,604	752,793	Δ	18,231
North America		42,188	45,661		87,849		53,741		+11,553	62,320		+16,659	116,061		+28,212
Other		26,071	31,419		57,490		26,827		+756	30,236	Δ	1,183	57,063	Δ	427
Consolidated Sales		449,127	467,237		916,364		451,808		+2,681	474,110		+6,873	925,918		+9,554
Japan		69,675	59,838		129,513		69,124	Δ	551	61,125		+1,287	130,249		+736
North America		6,753	5,575		12,328		11,916		+5,163	13,541		+7,966	25,457		+13,129
Other	Δ	2,522	1,671	Δ	851	Δ	1,451		1,071	1,629	Δ	42	178		+1,029
Consolidated Operating income		74,178	66,810		140,988		80,345		+6,167	74,383		+7,573	154,728		+13,740

Segment Information (Reference)

	million yen
	FY2006 Estimate
	1st half		2nd half		Full year
		Change		Change		Change
Pharmaceuticals
Domestic
(Sankyo, Daiichi Pharmaceuticals non-consolidated)	202,400	—	212,100	—	414,500	—
US
Exports	21,000	—	22,800	—	43,800	—
DSI*	69,700	—	52,000	—	121,700	—
LPI**	30,600	—	16,300	—	46,900	—
Europe
Exports	12,900	—	10,000	—	22,900	—
SPG***	25,800	—	23,800	—	49,600	—
DAIICHI SANKYO HEALTHCARE CO., LTD. ZEPHARMA	26,000	—	28,200	—	54,200	—
Other Company (Total)	25,600	—	27,800	—	53,400	—
Other	56,000	—	2,000	—	58,000	—
Consolidated Sales	470,000	—	395,000	—	865,000	—

*	The American subsidiaries of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. was integrated on March 2005. The newly formed company commenced business on April 3, 2006, under the name, DAIICHI SANKYO, INC. (DSI). Accounting term of overseas subsidiaries (DSI, LPI) is 15-month fiscal year (Jan. 2006 to Mar. 2007) from accounting change.

**	DSI and LPI have 15-month fiscal term.

***	Sales of Sales Division

	FY2006 Estimate
	1st half			2nd half			Full year
			Change			Change			Change
Pharmaceuticals
Domestic sales/Exports
(Sankyo, Daiichi Pharmaceuticals non-consolidated)		31,800	—		43,100	—		74,900	—
US
DSI*		14,400	—		10,400	—		24,800	—
LPI**		13,000	—		4,500	—		17,500	—
Europe
SPG***		3,300	—		700	—		4,000	—
Other Company Eliminations	Δ	10,700	—	Δ	6,500	—	Δ	17,200	—
Other		3,200	—		800	—		4,000	—
Consolidated Operating income		55,000	—		53,000	—		108,000	—

*	The American subsidiaries of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. was integrated on March 2005. The newly formed company commenced business on April 3, 2006, under the name, DAIICHI SANKYO, INC. (DSI). Accounting term of overseas subsidiaries (DSI, LPI) is 15-month fiscal year (Jan. 2006 to Mar. 2007) from accounting change.

**	DSI and LPI have 15-month fiscal term.

***	Operating income of Sales Division

Main Prescription drug sales [Results]

				Million yen
				FY2004			FY2005
			*	1st half	2nd half	Full Year	Estimate	1st half	2nd half		Full Year
							(November 2005)				Difference from estimate		Change
	Cardiovascular	Mevalotin	S	42,600	39,900	82,500	75,900	38,500	36,700	75,200	Δ	700	Δ	8.8%
		Panaldine	D	14,900	13,700	28,600	28,100	14,700	13,600	28,300		+200	Δ	1.0%
		Artist	D	7,700	7,900	15,600	18,100	9,100	9,100	18,200		+100		16.7%
		Sunrythm	D	5,600	5,500	11,100	11,900	6,000	5,900	11,900		+0		7.2%
		Acecol	S	5,800	5,100	10,900	9,100	4,800	4,300	9,100		+0	Δ	16.5%
		Olmetec	S	4,500	4,500	9,000	24,000	10,000	15,600	25,600		+1,600		184.4%
		Coversyl	D	4,500	4,200	8,700	8,800	4,500	3,900	8,400	Δ	400	Δ	3.4%
		Hanp	D	3,000	4,000	7,000	8,700	3,900	4,700	8,600	Δ	100		22.9%
		Calblock	S	1,200	1,800	3,000	7,100	3,000	3,400	6,400	Δ	700		113.3%
		Livalo	S	600	1,500	2,100	3,900	2,000	2,100	4,100		+200		95.2%
	Glucose metabolic	Fastic	S	2,700	2,700	5,400	5,500	2,700	2,600	5,300	Δ	200	Δ	1.9%
Japan	Infection	Cravit	D	20,800	26,300	47,100	50,200	23,600	26,600	50,200		+0		6.6%
		Carbenin	S	4,000	3,800	7,800	6,900	3,400	2,900	6,300	Δ	600	Δ	19.2%
		Banan	S	2,600	3,000	5,600	4,800	2,000	2,400	4,400	Δ	400	Δ	21.4%
	Cancer	Topotecin	D	1,800	2,100	3,900	5,000	2,500	2,300	4,800	Δ	200		23.1%
	Immunological allergic	Zyrtec	D	4,200	7,200	11,400	11,600	5,600	7,000	12,600		+1,000		10.5%
	Bone/Joint	Loxonin	S	14,000	14,600	28,600	28,700	14,300	14,700	29,000		+300		1.4%
		Mobic	D	3,800	4,700	8,500	10,800	5,400	5,200	10,600	Δ	200		24.7%
		Miltax	D	3,100	2,800	5,900	6,100	3,100	2,900	6,000	Δ	100		1.7%
	Others	Omnipaque	D	17,900	16,300	34,200	34,100	18,000	16,700	34,700		+600		1.5%
		Kremezin	S	7,100	6,500	13,600	13,200	6,600	6,400	13,000	Δ	200	Δ	4.4%
		Zantac	S	4,400	4,100	8,500	7,500	3,900	3,500	7,400	Δ	100	Δ	12.9%
		Omniscan	D	2,600	2,500	5,100	5,400	2,800	2,600	5,400		+0		5.9%
		Evoxac	D	600	600	1,200	1,400	700	600	1,300	Δ	100		8.3%

Exports		Pravastatin	S	43,200	33,800	77,000	59,700	38,600	25,900	64,500		+4,800	Δ	16.2%
		Levofloxacin	D	13,200	11,000	24,200	29,200	14,900	14,600	29,500		+300		21.9%

		Benicar/Benicar HCT	S	13,600	16,700	30,300	47,700	22,800	27,500	50,300		+2,600		66.0%
		(mil $)		(125)	(155)	(280)	(443)	(215)	(241)	(456)		+13		62.9%

	SPI
		WelChol	S	6,700	5,900	12,600	14,000	7,400	7,400	14,800		+800		17.5%
		(mil $)		(61)	(55)	(116)	(130)	(69)	(65)	(134)		+4		15.5%

		Floxin Otic	D	2,900	4,700	7,600	8,200	4,500	3,600	8,100	Δ	100		6.6%
		(mil $)		(26)	(44)	(71)	(77)	(40)	(31)	(71)	Δ	6		±0.0%

	DPC
		Evoxac	D	1,000	1,300	2,300	2,900	1,200	1,600	2,800	Δ	100		21.7%
**Overseas
		(mil $)		(9)	(13)	(22)	(27)	(10)	(15)	(25)	Δ	2		13.6%

		Venofer	S	9,300	10,100	19,400	21,000	10,300	12,300	22,600		+1,600		16.5%
	LPI
		(mil $)		(86)	(94)	(180)	(195)	(97)	(108)	(205)		+10		13.9%

		Olmetec	S	2,100	3,700	5,800	14,900	7,200	7,500	14,700	Δ	200		153.4%
		(mil EURO)		(15)	(28)	(43)	(109)	(53)	(54)	(107)	Δ	2		148.8%

	SPG
		Mevalotin	S	6,200	4,200	10,400	5,100	2,400	3,100	5,500		+400	Δ	47.1%
		(mil EURO)		(46)	(32)	(78)	(38)	(18)	(22)	(40)		+2	Δ	48.7%

*	Sales company [S : Sankyo, D : Daiichi Pharmaceuticals]

**	Accounting term of overseas subsidiaries(SPI,LPI,SPG) is from January to December.

à Exchange rate [Daiichi Pharmaceuticals] 1$=standard(actual)

1$ =	105	105	105	105	105	105	105

	(108.25)	(104.49)	(106.45)		(108.58)	(115.99)	(112.28)

à Exchange rate (SPI:Sankyo Pharma Inc., LPI: Luitpold Pharmaceuticals Inc., SPG:Sankyo Pharma GmbH)

1$ =	108.50	—	108.23	107.83	106.10	—	110.21

1EURO =	133.17	—	134.47	136.08	136.26	—	136.92

à Exchange rate (DPC:Daiichi Pharmaceutical Corporation)

1$ =	109.59	—	107.38		109.64	—	113.40

Main Prescription drug sales

				2006 Estimate
			*	1st half			2nd half	Whole Year
					Change				Change
	Cardiovascular	Mevalotin	S	34,500	Δ	10.4%	33,700	68,200	Δ	9.3%
		Panaldine	D	10,600	Δ	27.9%	9,100	19,700	Δ	30.4%
		Artist	D	9,200		1.1%	9,600	18,800		3.3%
		Sunrythm	D	5,600	Δ	6.7%	5,700	11,300	Δ	5.0%
		Acecol	S	3,600	Δ	25.0%	3,700	7,300	Δ	19.8%
		Olmetec	S	16,800		68.0%	18,600	35,400		38.3%
		Coversyl	D	3,600	Δ	20.0%	3,500	7,100	Δ	15.5%
		Hanp	D	4,000		2.6%	5,200	9,200		7.0%
		Calblock	S	4,300		43.3%	4,900	9,200		43.8%
		Livalo	S	2,500		25.0%	3,100	5,600		36.6%
	Glucose metabolic	Fastic	S	2,800		3.7%	2,900	5,700		7.5%
	Infection	Cravit	D	21,900	Δ	7.2%	25,700	47,600	Δ	5.2%
Japan		Carbenin	S	3,300	Δ	2.9%	3,100	6,400		1.6%
		Banan	S	2,100		5.0%	2,100	4,200	Δ	4.5%
	Cancer	Topotecin	D	2,650		6.0%	2,900	5,550		15.6%
	Immunological allergic	Zyrtec	D	5,150	Δ	8.0%	6,100	11,250	Δ	10.7%
	Bone/Joint	Loxonin	S	14,100	Δ	1.4%	14,400	28,500	Δ	1.7%
		Mobic	D	5,500		1.9%	5,600	11,100		4.7%
		Miltax	D	2,900	Δ	6.5%	2,600	5,500	Δ	8.3%
	Others	Omnipaque	D	15,500	Δ	13.9%	14,100	29,600	Δ	14.7%
		Kremezin	S	6,100	Δ	7.6%	6,300	12,400	Δ	4.6%
		Zantac	S	3,400	Δ	12.8%	3,200	6,600	Δ	10.8%
		Omniscan	D	2,600	Δ	7.1%	2,500	5,100	Δ	5.6%
		Evoxac	D	700		±0.0%	750	1,450		11.5%

Exports		Pravastatin	S	10,200	Δ	73.6%	9,000	19,200	Δ	70.2%
		Levofloxacin	D	15,300		2.7%	15,000	30,300		2.7%

		Benicar/Benicar HCT		50,400		121.1%	36,600	87,000		73.0%
		(mil $)		(438)		103.7%	(319)	(757)		66.0%

		WelChol		12,300		66.2%	8,400	20,700		39.9%
		(mil $)		(107)		55.1%	(73)	(180)		34.3%

	DSI ***	Floxin Otic***		4,000		25.4%	3,800	7,800		26.5%
		(mil $)		(34)		17.2%	(33)	(67)		24.1%

		Evoxac***		1,300		34.0%	1,400	2,700		12.3%
**Overseas		(mil $)		(11)		25.0%	(12)	(23)		9.5%

	LPI***	Venofer		19,000		84.5%	8,200	27,200		20.4%
		(mil $)		(166)		71.1%	(70)	(236)		15.1%

		Olmetec		9,500		31.9%	11,100	20,600		40.1%
		(mil EURO)		(70)		32.1%	(82)	(152)		42.1%

	SPG	Mevalotin		2,500		4.2%	2,700	5,200	Δ	5.5%
		(mil EURO)		(18)		±0.0%	(22)	(40)		±0.0%

*	Sales company [S: Sankyo, D: Daiichi Pharmaceuticals]

**	DSI and LPI fiscal year covering 15 months.

***	Sales of Froxin Otic and Evoxac is changed from Gross sales to Net sales.

à Exchange rate [Daiichi Pharmaceuticals] 1$=standard(actual)
1$ =	115	115
à Exchange rate [Overseas subsidiaries]
1$ =	115	115

1EURO =	135	135

Consolidated sales of Global Products [Actual]

	(million yen)
	FY2004			FY2005
	1st half	2nd half	Full Year	Estimate (November 2005)	1st half	2nd half	Full Year
								Difference from estimate		Change
Olmesartan	20,300	25,300	45,600	88,300	41,100	51,300	92,400		+4,100		102.6%
Japan : Olmetec	4,500	4,500	9,000	24,000	10,100	15,500	25,600		+1,600		184.4%
U.S:Benicar	13,600	16,700	30,300	47,700	22,800	27,500	50,300		+2,600		66.0%
Europe:Olmetec	2,100	3,700	5,800	14,900	7,200	7,500	14,700	Δ	200		153.4%
Others	100	400	500	1,700	1,100	700	1,800		+100		260.0%
Lovofloxin	41,700	48,600	90,300	95,800	46,600	51,000	97,600		+1,800		8.1%
Japan : Cravit	20,800	26,300	47,100	50,200	23,600	26,600	50,200		+0		6.6%
Exports	13,200	11,000	24,200	29,200	14,900	14,600	29,500		+300		21.9%
Royalty	7,700	11,300	19,000	16,400	8,100	9,800	17,900		+1,500	Δ	5.8%
Pravastatin	90,100	76,600	166,700	140,100	79,200	64,000	143,200		+3,100	Δ	14.1%
Japan:Mevalotin	42,600	39,900	82,500	75,900	38,500	36,700	75,200	Δ	700	Δ	8.8%
Europe	6,200	4,200	10,400	5,100	2,400	3,100	5,500		+400	Δ	47.1%
Exports	41,300	32,500	73,800	59,100	38,300	24,200	62,500		+3,400	Δ	15.3%

OTC drug sales

	(million yen)
	FY2004			FY2005
	1st half	2nd half	Full Year	Estimate (November 2005)	1st half	2nd half	Full Year
								Difference from estimate		Change
Total	15,500	14,100	29,600	30,800	14,700	13,100	27,800	Δ	3,000		-6.1%

LuLu series	4,200	4,400	8,600	9,600	4,700	3,900	8,600	Δ	1,000		±0.0%
Ichoyaku series	1,500	1,500	3,000	3,400	1,600	1,700	3,300	Δ	100		10.0%
Karoyan series	2,400	1,400	3,800	2,700	1,100	1,000	2,100	Δ	600	Δ	44.7%
Regain series	1,300	1,050	2,350	2,600	1,400	900	2,300	Δ	300	Δ	2.1%
Patecs series	1,100	1,000	2,100	2,200	1,100	900	2,000	Δ	200	Δ	4.8%
Lamisil AT	1,100	1,000	2,100	2,200	1,100	1,500	2,600		+400		23.8%

Consolidated sales of Global Products [Forecast]

	2006 Estimate
	1st half			2nd half	Full Year
		Change				Change
Olmesartan	77,900		89.5%	67,400	145,300		57.3%
Japan : Olmetec	16,800		66.3%	18,600	35,400		38.3%
U.S.A:Benicar	50,400		121.1%	36,600	87,000		73.0%
Europe:Olmetec	9,500		31.9%	11,100	20,600		40.1%
Others	1,200		9.1%	1,100	2,300		27.8%
Lovofloxin	45,800	Δ	1.7%	50,100	95,900	Δ	1.7%
Japan : Cravit	21,900	Δ	7.2%	25,700	47,600	Δ	5.2%
Exports	15,500		4.0%	14,800	30,300		2.7%
Royalty	8,400		3.7%	9,600	18,000		0.6%
Pravastatin	47,000	Δ	40.7%	45,000	92,000	Δ	35.8%
Japan:Mevalotin	34,500	Δ	10.4%	33,700	68,200	Δ	9.3%
Europe	2,500		4.2%	2,700	5,200	Δ	5.5%
Exports	10,000	Δ	73.9%	8,600	18,600	Δ	70.2%

OTC drug sales

	2006 Estimate
	1st half			2nd half	Full Year
		Change				Change
Total	26,000		176.9%	28,200	54,200		95.0%

LuLu series	5,100		8.5%	5,100	10,200		18.6%
Ichoyaku series	1,500	Δ	6.3%	1,500	3,000	Δ	9.1%
Karoyan series	1,200		9.1%	1,200	2,400		84.6%
Regain series	1,500		7.1%	1,000	2,500		8.7%
Patecs series	1,000	Δ	9.1%	1,300	2,300		15.0%
Lamisil AT	1,400		27.3%	1,100	2,500	Δ	3.8%
Gaster 10	2,000		—	2,200	4,200		—
Precol	1,000		—	1,500	2,500		—
Cakonal	800		—	1,200	2,000		—
Makiron	1,200		—	600	1,800		—

Sankyo Group - 34 company

Company name Principle activities	Country	Established	Paid-in-capital (thousands)		Equity owned by the parent company(%)
Wakodo Co., Ltd.	Japan	1953		¥2,918,000	61.2
Manufacturing and marketing of baby food and milk products
Nihon Shoni Iji Shuppansya Co., Ltd.	Japan	1951		¥20,000	Wakodo
Publishing					100.0
Wako Logistics Co., Ltd.	Japan	1951		¥21,000	Wakodo
Transport, warehousing and packaging					100.0
Wako Food Industry Co., Ltd.	Japan	1937		¥25,000	Wakodo
Manufacturing and marketing of milk products					100.0
Fuji Flour Milling Co., Ltd.	Japan	1941		¥500,000	66.4
Manufacturing and marketing of flour, bran, flour mixes and dried noodles
Sankyo Organic Chemicals Co., Ltd.	Japan	1940		¥300,000	93.4
Manufacturing and marketing of pharmaceuticals; commissioned processing and packaging
Nippon Nyukazai Co., Ltd.	Japan	1953		¥300,000	100.0
Manufacturing and marketing of surface-active agents and fine chemicals
Sankyo Chemical Industries, Ltd.	Japan	1954		¥65,000	100.0
Manufacturing and marketing of fine chemicals, pharmaceuticals and its intermediates
Hokkai Sankyo Co., Ltd	Japan	1951		¥331,000	80.0
Manufacturing and marketing of agrochemicals
Meguro Chemical Industry Co., Ltd.	Japan	1954		¥40,000	100.0
Commissioned processing and packaging of food, pharmaceuticals, cosmetics
Institute of Science and Technology, Inc.	Japan	1984		¥20,000	100.0
Laboratory and biological assay of biogenic specimens and its commissioned business
Sankyo Yell Yakuhin Co., Ltd.	Japan	1932		¥96,000	100.0
Manufacturing and marketing of pharmaceuticals, veterinary drugs, diagnostics
Sankyo Agro Co., Ltd.	Japan	2003		¥350,000	100.0
Manufacturing and marketing and exporting and importing of agrochemicals
Utsunoiya Chemical Industry Co., Ltd.	Japan	1951		¥20,000	Sankyo Agro
Commissioned processing of agrochemicals					100.0
Sankyo Lifetech Co., Ltd.	Japan	2003		¥300,000	100.0
Manufacturing and marketing and exporting and importing of veterinary drugs and food additives
DAIICHI SANKYO HEALTHCARE CO., LTD	Japan	2005		¥10,000	Sankyo 50.0
Manufacture and sales of drugs, cosmetics, medical devices, food and beverage, among others					Daiichi 50.0
Sankyo Grundstucks GmbH	Germany	1990	Euro	5,100	100.0
Management of real estate
Sankyo Grundstucks GmbH & Co. Object Munnich KG	Germany	1990	Euro	38,200	Sankyo Grundstucks
Management of real estate					94.0
Sankyo Pharma GmbH (SPG)	Germany	1990	Euro	16,000	100.0
Development, manufacturing and marketing of pharmaceuticals
Sankyo Pharma UK Ltd.	UK	1986		£19,500	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharma Espana S.A.	Spain	1964	Euro	120	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharma Italia S.p.A.	Italy	1970	Euro	120	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharma Portugal Lda.	Portugal	1985	Euro	349	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharmazeutika Austria GmbH	Austria	1994	Euro	18	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharma (Schweiz) AG	Switzerland	1970	CHF	3,000	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharma Nederland B.V.	Holland	1997	Euro	18	SPG
Marketing of pharmaceuticals					100.0
N.V. Sankyo Pharma Belgium S.A.	Belgium	1997	Euro	62	SPG
Marketing of pharmaceuticals					100.0
Oy Sankyo Pharma Finland Ab	Finland	1996	Euro	25	SPG
Marketing of pharmaceuticals					100.0
Sankyo Manufacturing France S.A.R.L.	France	1974	Euro	457	SPG
Manufacturing of pharmaceuticals					100.0
Dignos-Chemie GmbH	Germany	1965	Euro	40	SPG
Marketing of pharmaceuticals					100.0
Sankyo Pharma France S.A.S.	France	2002	Euro	2,182	SPG
Marketing of pharmaceuticals					100.0
DAIICHISANKYO INC.	U.S.A	2006	US$	24,900	Sankyo 80.8
Research, development, and marketing of pharmaceuticals					Daiichi 19.2
Luitpold Pharmaceuticals Inc.	U.S.A	1946	US$	200	SPI
Manufacturing and marketing of pharmaceuticals and veterinary					100.0
Sino-Japan Chemical Co., Ltd.	Taiwan	1970	NT$	144,000	52.0
Manufacturing, marketing, exporting and importing of emulsifier and surface-active agents

Daiichi Pharmaceutical Group - 21 Companies

Company name Principle activities	Country	Established	Paid-in-capital (thousands)		Equity owned by the parent company(%)
Daiichi Pure Chemicals Co., Ltd.	Japan	1947		¥1,275,000	100.0
Manufacture and sale of pharmaceuticals and diagnostic reagents
Daiichi Radioisotope Laboratories, Ltd.(DRL)	Japan	1968		¥1,400,000	100.0
Manufacture and sale of radiopharmaceuticals and radioisotope products
Daiichi Pharmatech Co., Ltd.(DPK)	Japan	2004		¥100,000	100.0
Manufacture of pharmaceuticals
Daiichi Fine Chemical Co., Ltd. (DFK)	Japan	1951		¥2,276,000	100.0
Manufacture and sale of pharmaceuticals and fine chemicals
Daiichi Fine Chemical Europe GmbH (DFE)	Germany	1989	EUR	511	DFK
Sale of fine chemicals and related products					100.0
Saitama Daiichi Pharmaceutical Co., Ltd.	Japan	1963		¥1,005,500	100.0
Manufacture and sale of pharmaceuticals
Daiichi Asubio Pharma(ASB) * Daiichi Suntory Pharma Co., Ltd. (before October 2005)	Japan	2002		¥11,000,000	100.0
Research, development, manufacture, and marketing of pharmaceuticals
Daiichi Asubio Pharmaceuticals, Inc.(ASBI)	USA	1999	US$	0.001	ASB
Clinical development of pharmaceuticals					100.0
Daiichi Asubio Holdings, Inc.(ASBH)	USA	1999	US$	6,000	ASB
Holding company of DAIAMED					100.0
Daiichi Asubio Medical Research Laboratories LLC(DAIAMED)	USA	2000	US$	6,272	ASBH
Exploratory Research of pharmaceuticals					100.0
Daiichi Estate Co., Ltd.	Japan	1956		¥100,000	100.0
Real estate and travel agency services
Daiichi Butsuryu Co., Ltd.	Japan	1965		¥50,000	100.0
Logistics services
D. P. C. Medical Co., Ltd.	Japan	1995		¥50,000	100.0
Supply and planning of sales promotional materials
Kanto Daiichi Service Co., Ltd.	Japan	1979		¥10,000	100.0
Security and maintenance services
Daiichi Pharmaceuticals UK Ltd.(DPL)	UK	1993		£400	100.0
Sale and clinical development of pharmaceuticals
Daiichi Pharmaceutical (Beijing) Co., Ltd.(DPP)	China	1998	US$	63,800	100.0
Manufacture and sale of pharmaceuticals
Daiichi Pharmaceutical Asia Ltd. (DPA)	Hong Kong	1988	HK$	3,000	100.0
Sales promotional services for pharmaceuticals
Daiichi Pharmaceutical Taiwan Ltd.(TDS)	Taiwan	1963	NT$	80,000	100.0
Manufacture and sale of pharmaceuticals
Daiichi Pharmaceutical Korea Co., Ltd.(KDP)	Korea	1990	W	3,000,000	70.0
Sale of pharmaceuticals
Daiichi Pharmaceutical (Thailand) Ltd.(DPT)	Thailand	1994	Baht	10,000	100.0
Sale of pharmaceuticals and fine chemicals
Laboratoires Daiichi Sanofi-Synthelabo(LDS)	France	1989	EUR	154	51.0
Clinical development of pharmaceuticals

Sankyo Co., Ltd. (non-consolidated) [Actual]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<-9.7>					<-6.5>
Net sales	174,817	165,274	100.0	340,091	308,000	163,656	154,471	100.0	318,127		+10,127	Δ	21,964
Cost of Sales	48,327	46,019	27.7	94,346	81,000	41,551	40,064	25.7	81,615		+615	Δ	12,731
SG&A	85,470	95,833	53.3	181,303	181,000	88,363	101,804	59.8	190,167		+9,167		+8,864
R&D expenses	34,988	40,064	22.1	75,052	76,000	35,664	50,247	27.0	85,911		+9,911		+10,859
			<-30.6>					<-28.1>
Operating income	41,019	23,422	18.9	64,441	46,000	33,741	12,603	14.6	46,344		+344	Δ	18,097
Non-operating income	4,446	2,109	1.9	6,555	4,500	2,930	2,684	1.8	5,614		+1,114	Δ	941
Non-operating expenses	1,927	4,944	2.0	6,871	3,500	1,549	1,453	0.9	3,002	Δ	498	Δ	3,869
			<-31.7>					<-23.7>
Ordinary income	43,538	20,586	18.9	64,124	47,000	35,122	13,833	15.4	48,955		+1,955	Δ	15,169
Extraordinary income	15,081	1,791	5.0	16,872	3,000	543	2,864	1.1	3,407		+407	Δ	13,465
Extraordinary losses	3,608	16,291	5.9	19,899	9,000	8,002	7,953	5.0	15,955		+6,955	Δ	3,944
Current payable taxes etc.	20,326	3,223	6.9	23,549	19,000	9,755	3,507	4.2	13,262	Δ	5,738	Δ	10,287
			<-33.2>					<-38.4>
Net income	34,683	2,865	11.0	37,548	22,000	17,907	5,238	7.3	23,145		+1,145	Δ	14,403

Daiichi Pharmaceutical Co., Ltd. (non-consolidated) [Actual]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<2.5>					<7.0>
Net sales	126,222	133,690	100.0	259,912	267,000	132,313	145,880	100.0	278,193		+11,193		+18,281
Cost of Sales	40,164	41,840	31.6	82,004	78,700	38,650	39,791	28.2	78,441	Δ	259	Δ	3,563
SG&A	61,940	61,527	47.5	123,467	131,300	64,080	64,701	46.3	128,781	Δ	2,519		+5,314
R&D expenses	21,935	20,763	16.4	42,698	47,400	22,832	23,904	16.8	46,736	Δ	664		+4,038
			<20.0>					<30.7>
Operating income	24,117	30,323	20.9	54,440	57,000	29,582	41,592	25.6	71,174		+14,174		+16,734
Non-operating income	1,762	1,167	3.6	2,929	4,200	2,327	1,970	5.5	4,297		+97		+1,368
Non-operating expenses	274	772	0.8	1,046	1,200	553	757	1.0	1,310		+110		+264
			<21.1>					<31.7>
Ordinary income	25,605	30,717	21.7	56,322	60,000	31,356	42,804	26.7	74,160		+14,160		+17,838
Extraordinary income	679	14,842	6.0	15,521	900	847	17	0.3	864	Δ	36	Δ	14,657
Extraordinary losses	7,619	19,359	10.4	26,978	16,900	13,387	4,345	6.4	17,732		+832	Δ	9,246
Current payable taxes etc.	7,580	17,981	9.8	25,561	22,000	11,353	14,740	9.4	26,093		+4,093		+532
			<-31.1>					<61.6>
Net income	11,085	8,218	7.4	19,303	22,000	7,462	23,737	11.2	31,199		+9,199		+11,896

Sankyo Pharma Inc.[Actual/$]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<60.6>					<47.8>
Net sales	201,610	225,312	100.0	426,922	609,297	302,238	328,876	100.0	631,114		+21,817		+204,192
Cost of Sales	41,075	39,242	18.8	80,317	120,192	56,886	65,094	19.3	121,980		+1,788		+41,663
SG&A	161,268	212,943	87.7	374,211	480,295	211,621	239,019	71.4	450,640	Δ	29,655		+76,429
R&D expenses	19,130	24,890	10.3	44,020	80,620	33,661	23,803	9.1	57,464	Δ	23,156		+13,444
			<-73.2>					<—>
Operating income	-733	-26,873	-6.5	-27,606	8,810	33,731	24,763	9.3	58,494		+49,684		+86,100
Non-operating income and expenses	15,991	2,219	4.3	18,210	21,400	-1,874	19,731	2.8	17,857	Δ	3,543	Δ	353
			<-89.3>					<—>
Ordinary income	15,258 -	24,654	-2.2	-9,396	30,210	31,857	44,494	12.1	76,351		+46,141		+85,747
Extraordinary income	0	0	0.0	0	0	0	0	0.0	0		+0		+0
Extraordinary losses	5	-1	0.0	4	0	0	6,172	1.0	6,172		+6,172		+6,168
Current payable taxes etc.	-22,281	-23,017	-10.6	-45,298	-49,948	-21,339	-5,232	-4.2	-26,571		+23,377		+18,727
			<-128.8>					<169.5>
Net income	37,534	-1,636	8.4	35,898	80,158	53,196	43,554	15.3	96,750		+16,592		+60,852
Benicar/Benicar HCT	125,553	154,869	<146.2>	280,422	443,082	215,291	241,099	<62.8>	456,390		+13,308		+175,968
WelChol	61,939	55,053	<-3.2>	116,992	130,151	69,790	64,675	<14.9>	134,465		+4,314		+17,473

Exchange rate 1$=	108.50			108.23	107.83	106.10			110.21

Daiichi Pharma Holdings, Inc.[Actual/$]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<7.4>					<34.4>
Net sales	64,867	85,664	100.0	150,531	213,040	96,470	105,866	100.0	202,336	Δ	10,704		+51,805
Cost of Sales	5,353	7,572	8.6	12,925	12,355	6,127	6,309	8.6	12,436		+81		?489
SG&A	65,797	77,859	65.1	143,656	101,701	90,244	91,923	65.1	182,167		+80,466		+38,511
R&D expenses	17,667	27,960	30.3	45,627	97,319	39,894	44,767	41.8	84,661	Δ	12,658		+39,034
Operating income	-6,283	233	-6.5	-6,050	1,666	100	7,634	3.8	7,734		+6,068		+13,784
Non-operating income and expenses	-257	16	4.3	-241	1,761	157	103	0.1	260	Δ	1,501		+501
Ordinary income	-6,026	217	-2.2	-5,809	-95	-57	7,530	3.7	7,473		+7,568		+13,282
Extraordinary income	159	-43	0.0	116	0	0	0	0.0	0		+0	Δ	116
Extraordinary losses	0	0	0.0	0	0	7,212	44,628	25.6	51,840		+51,840		+51,840
Current payable taxes etc.	-1,761	6,713	-10.6	4,952	40	40	804	0.4	844		+804	Δ	4,108
Net income	-4,106	-6,539	8.4	-10,645	-135	-7,309	-37,902	-22.3	-45,211	Δ	45,076	Δ	34,566

Floxinotic	26,239	44,357	<-14.0>	70,596	76,536	40,717	30,861	<1.4>	71,578	Δ	4,958		+982
Evoxac	8,747	12,990	<38.2>	21,737	26,903	10,946	14,123	<15.3>	25,069	Δ	1,834		+3,332

Exchange rate 1$=	110			107	105	110			113

Sankyo Pharma Inc. [Actual/YEN]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<49.8>					<50.5>
Net sales	21,874	24,331	100.0	46,205	65,700	32,067	37,488	100.0	69,555		+3,855		+23,350
Cost of Sales	4,456	4,236	18.8	8,692	12,900	6,035	7,408	19.3	13,443		+543		+4,751
SG&A	17,497	23,003	87.7	40,500	51,700	22,452	27,213	71.4	49,665	Δ	2,035		+9,165
R&D expenses	2,075	2,689	10.3	4,764	8,600	3,571	2,762	9.1	6,333	Δ	2,267		+1,569
			<-75.0>					<—>
Operating income	-79	-2,908	-6.5	-2,987	900	3,578	2,868	9.3	6,446		+5,546		+9,433
Non-operating income and expenses	1,735	235	4.3	1,970	2,300	-198	2,166	2.8	1,968	Δ	332	Δ	2
			<-90.0>					<—>
Ordinary income	1,655	-2,672	-2.2	-1,017	3,200	3,380	5,034	12.1	8,414		+5,214		+9,431
Extraordinary income	0	0	0.0	0	0	0	0	0.0	0		+0		+0
Extraordinary losses	0	0	0.0	0	0	0	680	1.0	680		+680		+680
Current payable taxes etc.	-2,417	-2,485	-10.6	-4,902	-5,400	-2,264	-664	-4.2	-2,928		+2,472		+1,974
			<-126.9>					<174.4>
Net income	4,072	-187	8.4	3,885	8,600	5,644	5,018	15.3	10,662		+2,062		+6,777
Benicar/Benicar HCT	13,623	16,727	<129.7>	30,350	47,700	22,843	27,455	<65.7>	50,298		+2,598		+19,948
WelChol	6,720	5,942	<-9.7>	12,662	14,000	7,405	7,414	<17.0>	14,819		+819		+2,157

Sales Division

Net sales	20,342	22,801	<57.5>	43,143	61,900	30,319	34,952	<51.3>	65,271		+3,371		+22,128
Operating income	425	-2,207	<-91.4>	-1,782	5,200	5,303	2,652	<—>	7,955		+2,755		+9,737
Operating income before Royalty deduction	1,739	-584	<-105.9>	1,155	9,900	7,537	5,602	<1,037.6>	13,139		+3,239		+11,984

Daiichi Pharma Holdings, Inc. [Actual/YEN]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<1.9>					<42.0>
Net sales	7,109	9,055	100.0	16,164	22,817	10,577	12,368	100.0	22,945		+128		+6,781
Cost of Sales	587	801	8.6	1,388	1,326	672	738	6.1	1,410		+84		+22
SG&A	7,211	8,215	95.4	15,426	21,316	9,894	10,763	90.0	20,658	Δ	658		+5,232
R&D expenses	1,936	2,963	30.3	4,899	10,404	4,374	5,227	41.8	9,601	Δ	803		+4,701
Operating income	-689	39	-4.0	-650	175	11	866	3.8	877		+702		+1,527
Non-operating income and expenses	-28	2	-0.2	-26	186	17	12	0.1	29	Δ	157		+55
Ordinary income	-660	37	-3.9	-624	-10	-6	854	3.7	847		+857		+1,471
Extraordinary income	17	-5	0.1	12	0	0	0	0.0	0		+0	Δ	12
Extraordinary losses	0	0	0.0	0	*0	791	5,088	25.6	5,879		+5,879		+5,879
Current payable taxes etc.	-193	725	3.3	532	4	4	91	0.4	96		+92	Δ	436
Net income	-450	-693	-7.1	-1,143	-15	-801	-4,326	-22.3	-5,127	Δ	5,112	Δ	3,984
Floxinotic	2,876	4,705	<-18.4>	7,581	8,225	4,464	3,653	<7.1>	8,117	Δ	108		+536
Evoxac	959	1,376	<31.1>	2,334	2,876	1,200	1,643	<21.8>	2,843	Δ	33		+509

Luitpold Pharmaceuticals Inc. [Actual/$]

	million $
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<17.8>					<14.4>
Net sales	151,754	161,477	100.0	313,231	336,775	169,563	188,852	100.0	358,415		+21,640		+45,184
Cost of Sales	43,971	45,090	28.4	89,061	112,297	53,592	57,634	31.0	111,226		Δ1,071		+22,165
SG&A	35,798	40,341	24.3	76,139	69,649	34,863	44,693	22.2	79,556		+9,907		+3,417
R&D expenses	5,210	9,618	4.7	14,828	18,126	8,163	16,205	6.8	24,368		+6,242		+9,540
			<-243.5>					<13.2>
Operating income	71,985	76,046	47.3	148,031	154,829	81,108	86,525	46.8	167,633		+12,804		+19,602
Non-operating income and expenses	1,243	2,446	1.2	3,689	9,700	4,266	6,602	3.0	10,868		+1,168		+7,179
			<-273.3>					<17.7>
Ordinary income	73,228	78,492	48.4	151,720	164,529	85,374	93,127	49.8	178,501		+13,972		+26,781
Extraordinary income	23	0	0.0	23	0	2	0	0.0	2		+2	Δ	21
Extraordinary losses	3	29	0.0	32	0	14	0	0.0	14		+14	Δ	18
Current payable taxes etc.	26,756	27,757	17.4	54,513	56,307	25,670	28,698	15.2	54,368	Δ	1,939	Δ	145
			<-178.0>					<27.7>
Net income	46,492	50,706	31.0	97,198	108,222	59,692	64,429	34.6	124,121		+15,899		+26,923
Venofer	86,056	94,025	<21.8>	180,081	195,402	97,497	107,559	<13.9>	205,056		+9,654		+24,975

Exchange rate 1$=	108.50			108.23	107.83	106.10			110.21

Sankyo Pharma GmbH [Actual/EURO]

	million Euro
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<45.3>					<-0.7>
Net sales	157,894	194,643	100.0	352,537	332,660	163,905	186,134	100.0	350,039		+17,379	Δ	2,498
Cost of Sales	64,126	55,551	33.9	119,677	95,048	48,669	48,356	27.7	97,025		+1,977	Δ	22,652
SG&A	114,243	129,687	69.2	243,930	268,490	128,091	128,238	73.2	256,329	Δ	12,161		+12,399
R&D expenses	16,129	14,121	8.6	30,250	35,540	15,723	8,308	6.9	24,031	Δ	11,509	Δ	6,219
			<-77.5>					<—>
Operating income	-20,475	9,405	-3.1	-11,070	-30,878	-12,855	9,540	-0.9	-3,315		+27,563		+7,755
Non-operating income and expenses	1,813	4,715	1.9	6,528	5,710	2,965	1,193	1.2	4,158	Δ	1,552	Δ	2,370
			<-90.7>				0	<—>
Ordinary income	-18,662	14,120	-1.3	-4,542	-25,168	-9,890	10,733	0.2	843		+26,011		+5,385
Extraordinary income	35	195	0.1	230	8	8	218	0.1	226		+218	Δ	4
Extraordinary losses	6	202	0.1	208	180	180	311	0.1	491		+311		+283
Current payable taxes etc.	347	844	0.3	1,191	631	312	-111	0.1	201	Δ	430	Δ	990
			<-88.6>				0	<—>
Net income	-18,980	13,269	-1.6	-5,711	-25,971	-10,374	10,751	0.1	377		+26,348		+6,088
Olmetec	15,732	27,911	<130.0>	43,643	109,824	53,228	54,417	<146.6>	107,645	Δ	2,179		+64,002
Pravastatin	46,605	31,405	<20.0>	78,010	37,966	17,984	22,257	<-48.4>	40,241		+2,275	Δ	37,769
Cefpodxime	8,552	12,760	<38.3>	21,312	22,364	13,228	11,617	<16.6>	24,845		+2,481		+3,533

Exchange rate 1$=	133.17			134.47	136.08	136.26			136.92

Luitpold Pharmaceuticals Inc. [Actual/YEN]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<1.0>					<16.5>
Net sales	16,465	17,435	100.0	33,900	36,300	17,990	21,510	100.0	39,500		+3,200		+5,600
Cost of Sales	4,770	4,869	28.4	9,639	12,100	5,686	6,572	31.0	12,258		+158		+2,619
SG&A	3,884	4,354	24.3	8,238	7,500	3,698	5,069	22.2	8,767		+1,267		+529
R&D expenses	565	1,039	4.7	1,604	1,900	866	1,819	6.8	2,685		+785		+1,081
			<8.4>					<15.3>
Operating income	7,810	8,213	47.3	16,023	16,600	8,605	9,869	46.8	18,474		+1,874		+2,451
Non-operating income and expenses	134	265	1.2	399	1,100	452	746	3.0	1,198		+98		+799
			<9.0>					<19.8>
Ordinary income	7,945	8,477	48.4	16,422	17,700	9,058	10,614	49.8	19,672		+1,972		+3,250
Extraordinary income	2	0	0.0	2	0	0	0	0.0	0		+0	Δ	2
Extraordinary losses	0	3	0.0	3	1	1	0	0.0	1		+0	Δ	2
Current payable taxes etc.	2,903	2,996	17.4	5,899	6,029	2,723	3,268	15.2	5,991	Δ	38		+92
			<19.7>					<30.0>
Net income	5,044	5,478	31.0	10,522	11,670	6,333	7,346	34.6	13,679		+2,009		+3,157
Venofer	9,337	10,153	<13.6>	19,490	21,000	10,344	12,255	<16.0>	22,599		+1,599		+3,109

Sankyo Pharma GmbH [Actual/YEN]

	million yen
	FY2004				FY2005
	1st half	2nd half	Full year		Forecast (Nov.)	1st half	2nd half	Full year		Difference from Forecast		Change vs. FY04
			<49.1>					<1.1>
Net sales	21,026	26,378	100.0	47,404	45,200	22,333	25,594	100.0	47,927		+2,727		+523
Cost of Sales	8,539	7,553	33.9	16,092	12,900	6,631	6,653	27.7	13,284		+384	Δ	2,808
SG&A	15,213	17,586	69.2	32,799	36,500	17,453	17,643	73.2	35,096	Δ	1,404		+2,297
R&D expenses	2,147	1,920	8.6	4,067	4,800	2,142	1,148	6.9	3,290	Δ	1,510	Δ	777
			<-76.9>					<—>
Operating income	-2,726	1,239	-3.1	-1,487	-4,200	-1,751	1,298	-0.9	-453		+3,747		+1,034
Non-operating income and expenses	241	637	1.9	878	800	404	165	1.2	569	Δ	231	Δ	309
			<-90.4>				0	<—>
Ordinary income	-2,485	1,876	-1.3	-609	-3,400	-1,347	1,462	0.2	115		+3,515		+724
Extraordinary income	4	26	0.1	30	1	1	29	0.1	30		+29		+0
Extraordinary losses	0	27	0.1	27	24	24	43	0.1	67		+43		+40
Current payable taxes etc.	46	114	0.3	160	77	42	-15	0.1	27	Δ	50	Δ	133
			<-88.3>				0	<—>
Net income	-2,527	1,761	-1.6	-766	-3,500	-1,413	1,464	0.1	51		+3,551		+817
Olmetec	2,095	3,774	<136.1>	5,869	14,900	7,252	7,486	<151.1>	14,738	Δ	162		+8,869
Pravastatin	6,206	4,284	<23.2>	10,490	5,100	2,450	3,059	<-47.5>	5,509		+409	Δ	4,981
Cefpodxime	1,139	1,727	<42.0>	2,866	3,000	1,802	1,599	<18.7>	3,401		+401		+535
Sales Division
Net sales	20,623	26,044	<51.1>	46,667	44,600	22,027	24,777	<0.3>	46,804		+2,204		+137
Operating income	-2,333	1,494	<-85.3>	-839	-1,400	-745	1,351	<—>	606		+2,006		+1,445
Operating income before Royalty deduction	-1,979	2,034	<-101.1>	55	500	240	2,457	<4,803.6>	2,697		+2,197		+2,642

Daiichi-Sankyo Group Research & Development Pipeline (1)

Therapeutic Area	Development Code Number	Generic Name	Dosage Form/Route	Indication/Class	Origin
Cardiovascular diseases	CS-747	Prasugrel	Oral	Acute coronary syndrome / Anti-platelet agent	Sankyo, Ube Industries
	—	Hepatocyte growth factor DNA plasmid	Injection	Peripheral arterial diseases, Coronary arterial diseases / Vascular regeneration therapy by HGF-DNA	AnGes MG (Sales agreement)
	DU-176b	—	Oral	Atrial fibrillation, Venous thromboembolism / Oral factor Xa inhibitor	Daiichi
	CS-9803	—	Injection	Acute myocardial infarction / Delta PKC inhibitor	KAI Pharmaceuticals
	¶CS-8663	Olmesartan medoxomil, Amlodipine besilate	Oral	Hypertension / Angiotensin II receptor antagonist, Calcium blocker	Sankyo
	¶CS-866DM	Olmesartan medoxomil	Oral	Diabetic nephropathy / Angiotensin II receptor antagonist	Sankyo
	¶CS-866RN	Olmesartan medoxomil	Oral	Chronic glomerulonephritis / Angiotensin II receptor antagonist	Sankyo
	¶CS-866AZ	Olmesartan medoxomil, Azelnidipine	Oral	Hypertension / Angiotensin II receptor antagonist, Calcium blocker	Sankyo
	¶CS-866CMB	Olmesartan medoxomil, Hydrochlorothiazide	Oral	Hypertension / Angiotensin II receptor antagonist, Diuretic	Sankyo
	SUN 4936h	Carperitide (Recombinant)	Injection	Acute heart failure / a-human atrial natriuretic peptide	Daiichi Asubio
Glucose metabolic disorders	CS-011	Rivoglitazone	Oral	Diabetes / Glitazone agent that improves insulin resistance	Sankyo
	CS-917	—	Oral	Diabetes / Gluconeogenesis inhibitor	Sankyo, Metabasis
	¶WelChol DM	Colesevelam hydrochloride	Oral	Diabetes	Genzyme

¶	additional indications, new formulations etc.

May 2006

DAIICHI SANKYO CO., LTD.

Region	Developer	Stage	Comments

US/EU	Sankyo, Eli Lilly	P – III

•      In nonclinical trials, this antithrombotic drug exhibited stronger activity in inhibiting platelet aggregation and faster manifestation of activity compared to other drugs.

•      In clinical trials, it was confirmed that there were few differences among individuals in the inhibition of platelet aggregation.

•      Co-development with Eli Lilly in the US and Europe

Japan	Sankyo	P – I

US/EU	AnGes MG	P – II (PAD)

Intramuscular injection of HGF-DNA in the diseased area generates hepatocyte growth hormone, which induces regeneration of blood vessels in patients with peripheral arterial diseases (PAD), e.g. arteriosclerotic obliteration, Buerger’s disease, or coronary arterial diseases (CAD), e.g. cardiac infarction and angina pectoris. Daiichi obtained exclusive marketing rights in Japan, the US and Europe, and will fully support development by AnGes MG and will contribute to the international development of regenerative medicine.

P – I (CAD)
Japan		P – III (PAD)
P– I Preparation (CAD)

US/EU	Daiichi	P – II	• An anticoagulant possessing anti-Xa activity, with confirmed high oral absorption within human trials.
Japan	Daiichi	P – II

US/EU	Sankyo, KAI Pharmaceuticals	P – I / II	Delta PKC inhibitor, is expected to be a first in class agent for reduction of reperfusion injury in acute myocardial infarction patients undergoing revascularization procedures.

US/EU	Sankyo	P – III	Olmesartan/Ca channel blocker (Amlodipine) combination

Japan	Sankyo	P – III	• ORIENT trials are underway • Additional indication

Japan	Sankyo	P – II	Additional indication

Japan	Sankyo	P – II	Olmesartan/Ca channel blocker (Azelnidipine) combination

Japan	Sankyo	P – II	• Launch : USA 03/09, EU 05/06 • Olmesartan/diuretic (Hydrochlorothiazide) combination

US/EU	Astellas US	P – II

•      Carperitide is an a-human atrial natriuretic peptide which has both vasodilating and diuretic activity. Since approval of HANP(Brand Name) in 1995 in Japan, its sales have been steadily growing and is now playing a central role in the treatment of acute heart failure.

•      Licensed-out to Astellas US in the US and Europe

US/EU	Sankyo	P – II

•      A new glitazone type antidiabetic drug which exhibits strong PPARg activity.

•      In clinical trial, dose-dependent efficacy on plasma glucose and lipid parameters superior to other agents were demonstrated.

Japan	Sankyo	P – I Preparation

US/EU	Sankyo	P – II	• An antidiabetic drug which blocks fructose-1,6-biphosphate which is an enzyme which governs gluconeogenesis in the liver.

US	Sankyo	P – III

•      Additional indication

•      This drug is anticipated to be a supplement to diet and exercise therapy for type-2 diabetes patients where ordinary treatment is found to be ineffective.

•      In clinical trial, HbA1c level decrease was confirmed in diabetic patients on insulin.

[project after Phase II]

Daiichi-Sankyo Group Research & Development Pipeline (2)

Therapeutic Area	Development Code Number	Generic Name	Dosage Form/Route	Indication/Class	Origin
Infectious diseases	DF-098	Haemophilus influenzae type b conjugate vaccine	Injection	Prevention of Haemophilus influenzae type b invasive infections	Sanofi Pasteur (Sales agreement with joint venture)
	DU-6859a	Sitafloxacin hydrate	Injection Oral	New quinolone	Daiichi
	CS-023	—	Injection	Antibiotic (Carbapenem type)	Sankyo
	SUN A0026	Faropenem medoxomil	Oral	Antibiotic (Penem type)	Daiichi Asubio

Cancer	DJ-927	—	Oral, Injection	Cancer chemotherapeutic (Taxane deriv.)	Daiichi

Immunological allergic diseases	CS-712	—	Oral	Cedar pollen pollinosis / Oral immune desensitization	Sankyo

Bone/Joint diseases	CS-706	—	Oral	Anti-inflammatory and analgesic	Sankyo
	¶CS-600G	Loxoprofen sodium	Gel	Anti-inflammatory and analgesic	Sankyo
	SUN E3001	(Trivial Name) Human parathyroid hormone [hPTH]	Nasal Spray (Liquid type)	Osteoporosis	Daiichi Asubio

Others	DD-723	—	Injection	Ultrasound contrast media	GE Healthcare
	SUN Y7017	Memantine hydrochloride	Oral	Dementia of Alzheimer type / NMDA receptor antagonist	Merz
	SUN N4057	—	Injection	Acute Ischemic Stroke / Serotonin (5-HT) 1A receptor agonist	Daiichi Asubio
	KMD-3213	Silodosin	Oral	Treatment of dysuria associated with benign prostatic hyperplasia / Selective alpha 1A blocker	Kissei
	CS-088	Olmesartan	Eyedrops	Glaucoma / Angiotensin II receptor antagonist	Sankyo
	¶DL-8234	Interferon - ß	Injection	Hepatitis C (with Ribavirin )	Toray
	¶CS-1401E	Fentanyl citrate	Injection	Pain relief during anesthesia	Janssen
	SUN0588r	Sapropterin hydrochloride (Tetrahydrobiopterin)	Oral	Hyperphenylalaninemia	Daiichi Asubio

¶	additional indications, new formulations etc.

May 2006

Region	Developer	Stage	Comments

Japan	Sanofi Pasteur - Daiichi Vaccines	Application (03.3)	Haemophilus influenzae type b conjugate vaccine useful for the prevention of bacterial meningitis in children. Introduced from Sanofi Pasteur and developed and filed for approval by joint venture Sanofi Pasteur-Daiichi Vaccines.
US	Daiichi	P – II

•     A next-generation new quinolone agent with broad-spectrum and potent antibacterial activity, expected to be also effective for severe infections.

•     In Japan, clinical trials are underway for the development of an oral formulation to treat respiratory tract infection and urinary tract infection.

•     In the US, clinical trials are underway for the development of an injectable formulation to treat severe infectious diseases.

Japan	Daiichi	P – III
US/EU	Roche	P – II

•     A carbapenem antibiotic possessing strong activity and a broad antibacterial spectrum targeting various pathogenic bacteria including drug resistant bacterium.

•     Licensed-out to Roche in the US and Europe

Japan	Sankyo	P – II
North America	Replidyne	Application (05.12)

•     Faropenem medoxomil is a prodrug of Faropenem sodium, the first oral penem-type antibiotic launched in 1997 in Japan. It is orally active and well absorbed through the gastro-intestinal tract, and rapidly converted to Faropenem. It is effective against various pathogenic bacteria, including the problematic antibiotic-resistant bacteria, PRSP (penicillin-resistant Streptococcus pneumoniae).

•     Licensed-out to Replidyne in North America, and Replidyne and Forest entered into an agreement for the commercialization.

US/EU	Daiichi	P – II

•     A taxane derivative anti-cancer agent available for oral administration.

•     Shows a broader anti-tumor spectrum than the existing agents in the same class (docetaxcel, paclitaxcel), as well as reduced neurological toxicity in nonclinical trials.

Japan	Daiichi	P – I
Japan	Sankyo	P – II	Technical collaboration with Hayashibara Biochemical Laboratories
US/EU	Sankyo	P – II	• COX-2 inhibitor • The results of PK/PD trial suggested administration once per day.
Japan	Sankyo	P – III Preparation	• Loxoprofen gel • Formulation by TOKO YAKUHIN KOGYO
Japan	Chugai	P – II

•     PTH is a novel anti-osteoporosis drug that stimulates bone formation, in contrast to major current drugs on the market which possess anti-bone resorption activity. The self-injection type of hPTH(1-34) is marketed in the US and EU.

•     Licensed-out to Chugai in Japan

Japan	Daiichi	Application (04.5)	• An ultrasound contrast medium for diagnosis of the liver. • Intravenous administration of the medium enables detection of liver tumors at bedside.
Japan	Daiichi Asubio	(Mild to moderate) P – III

Memantine, categorized as an antagonist of the NMDA receptor which is one of the Glutamate receptor subtypes in the central nervous system in mammals, possesses therapeutic action for dementia of Alzheimer type. The drug is expected to demonstrate effectivity in slowing down the progression of the disease by it’s neuroprotective action, which is distinct from cholinesterase inhibitors. The phase III trial for moderately severe to severe dementia of Alzheimer type and for mild to moderate dementia of Alzheimer type is on-going.

(Moderately severe to severe) P – III
US/EU	Daiichi Asubio	P – II

SUN N4057 is a neuroprotective agent that increases cerebral inhibitory neurotransmission via activation of serotonin (5-HT) 1A receptors. SUN N4057 can inhibit ischemic neuronal death and is expected to minimize infarction size during the acute stage and improve prognosis in acute stroke patients.

China	Daiichi	P – II

•     An alpha 1A blocker which effectively reduces urinary tract resistance and improves dysuria associated with benign prostatic hyperplasia.

•     Reduces cardiocvascular side effects due to its alpha 1A selectivity.

US/EU	Santen, Sankyo	P – II	• •Co-development with Santen in Japan, the US and Europe
Japan		P – II
Japan	Daiichi, Toray	P – III

•     A natural interferon-beta preparation with reduced adverse reactions, such as depression and alopecia, in comparison with interferon-alpha.

•     The agent is undergoing clinical trial as an additional indication for targeting hepatitis C with ribavirin.

Japan	—	P – III	• Doctor-initiated investigation. • Expanded adaptation of the opioid analgesic fentanyl citrate (Brand Name:Fentanest) toward infants (directions for use and dosage).
US/EU	BioMarin	P – III

•     Biopten was approved in Japan as an etiologic therapeutic agent to treat atypical hyperphenylalaninemia (an inherited metabolic disease caused by BH4 deficiency) in 1992. Recent clinical investigations indicated that a subgroup of hyperphenylalaninemia, caused by phenylalaninehydroxylase(PAH) deficiency, responded to BH4.

•     Licensed-out to BioMarin outside Japan

[project after Phase II]

Daiichi Sankyo Group Research & Development Pipeline (Development Stage)

Therapeutic Area	Main Existing Product	Phase 1 preparation, preclinical	Phase 1
Cardiovascular diseases	Pravachol / Mevalotin Benicar / Olmetec Welchol MEVALOTIN Panaldine Artist ACECOL Sunrythm Coversyl OLMETEC HANP CALBLOCK LIVALO CAPTORIL Slonnon	DZ-697b(JP) (anti-platelet agent) HGF DNA therapy(JP) (coronary arterial diseases) CS-3030(US/EU) (oral factor Xa inhibitor)	CS-747(JP) (anti-platelet agent) DZ-697b(US/EU) (anti-platelet agent) HGF DNA therapy(US/EU) (coronary arterial diseases)

Glucose metabolic disorders	FASTIC	CS-01(JP) (antidiabetic/glitazone type)	SUN E700(JP) (GLP-1)

Infectious diseases	LEVAQUIN / Tavanic FROXIN Otic BANAN Cravit CARBENIN BANAN	DC-159a(US/EU/JP) (new quinolone) DX-619(JP) (new quinolone) CS-8958(JP) (anti-influenza)	DX-619(US/EU) (new quinolone) CS-758(US/EU) (azole antifungal) CS-8958(US/EU) (anti-influenza)
Cancer	camptoser Topotecin KRESTIN	CS-1008(US/EU) (anti-DR5 antibody)	DJ-927(JP) (anti-cancer/oral taxane deriv.) CS-7017(US/EU) (PPARg activator)
Immunological allergic diseases	Zyrtec	DW-908e(JP) (VLA-4 inhibitor)	DW-908e(US/EU) (VLA-4 inhibitor) CS-0777(US/EU) (immunomodulator)
Bone/Joint diseases	LOXONIN Mobic Miltax	OCIF(US/EU) (osteoporosis)

Others	Venofer Evoxac Omnipaque KREMEZIN ZANTAC Omniscan FERON KELNAC Neuer Adenoscan	SUN N8075(JP) (acute ischemic stroke) CS-01(JP) (dry eye/licensed-out to Santen)	SUN N8075(US/EU) (acute ischemic stroke) SUN1103(JP) (anorexia nervosa) SUN11031(US/EU) (cachexia)

¶	additional indications, new formulations etc.

☐	Change of Stage(change from the announcement in the R&D meeting of March 2006)

: CS-866AZ(JP), CS-0777(US/EU), SUN11031(US/EU)

May 2006

DAIICHI SANKYO CO., LTD.

Phase 2	Phase 3	Application/Approval, Launch
DU-176b(US/EU/JP)(oral factor Xa inhibitor)

HGF DNA therapy(US/EU)
(peripheral arterial diseases)	CS-747(US/EU)
(anti-platelet agent)
CS-9803(US/EU)(delta PKC inhibitor)
¶CS-8663(US/EU)
SUN 4936h(US/EU) (acute heart failure/	(Olmesartan/Amlodipine combination)
licensed-out to Astellas US)
HGF DNA therapy(JP)
¶CS-866RN(JP) (chronic glomerulonephritis)	(peripheral arterial diseases)

¶CS-866CMB(JP)	¶CS-866DM(JP)
(Olmesartan/Hydrochlorotiazide combination)	(diabetic nephropathy)

¶CS-866AZ(JP)
Olmesartan/Azelnidipine combination)

CS-011(US/EU)
(antidiabetic/glitazone type)
¶WelChol DM(US)
CS-917(US/EU)	(antidiabetic)
(gluconeogenesis inhibitor)

DU-6859a inj(US)
(new quinolone)		SUN A0026(North America)
(penem-type antibiotic/
CS-023(US/EU) (carbapenem-type antibiotic/ licensed-out to Roche)	DU-6859a oral(JP) (new quinolone)	licensed-out to Replidyne/ application)

DF-O98(JP)
CS-023(JP)		(Hib vaccine/application)
(carbapenem-type antibiotic)

DJ-927(US/EU)
(anti-cancer/oral taxane deriv.)

CS-712(JP)
(cedar pollen pollinosis)

CS-706(US/EU)
(COX-2 inhibitor)
	¶CS-600G(JP)	¶LOXONIN PAP (JP)
SUN E3001(JP)	(loxoprofen gel/P3 preparation)	(loxoprofen patch/approval)
(osteoporosis/licensed-out to Chugai)

SUN0588r(US)
(hyperphenylalaninemia/
SUN N4057(US/EU)	licensed-out to Biomarin)	Intrathecal Gabalon (JP)
(acute ischemic stroke)		(anti-spastic/launch)
SUNY7017(JP)
CS-088(US/EU/JP) (antiglaucoma/co-development with Santen)	(mild to moderate and severe dementia of Alzheimer type)	URIEF(JP) (treatment of dysuria/launch)

KMD-3213(China) (treatmant of dysuria associated with benign prostatic hyperplasia)	¶DL-8234(JP) (FERON add indic. / hepatitis/with Ribavirin)	¶FERON(JP) (liver cirrhosis/approval)

	¶CS-1401E(JP) (pain relief during anesthesia)	DD-723(JP) (ultrasound contrast media/application)

DAIICHISANKYO CO., LTD.

Daiichi-Sankyo

The forecasts and other figures included in these materials are derived from our assessments and assumptions based on information available and are subject to risks and uncertainties. Actual earnings may differ from these forecast values.